

Mail Stop 3720

<u>**Via: US Mail and Fax**</u>

May 27, 2008

Mr. Fred Zolla
Chief Executive Officer
Vemics, Inc.
523 Avalon Gardens Drive
Nanuet, New York, 10954

     Re: Vemics, Inc.
          Registration Statement on Form 10-SB/A
          Filed on May 13, 2008
          File No. 000-52765

Dear Mr. Zolla:

     We have reviewed your supplemental response letter dated May 13, 2008 as well as your amended filing and have the following comments. We think you should revise your Form 10 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Report of Independent Registered Public Accounting Firm

1. It appears that the auditors' report should be dual dated based on the information presented in Note 20 on page F-20 and the material revisions to the financial statements. Please include a revised audit report.

Mr. Fred Zolla, Chief Executive Officer

Financial Statements:

Notes to the Consolidated Financial Statements

Note 15 Acquisitions, page F-18

2. Please refer to your response to comment 2. We have the following additional comments on your response and disclosures included in the revised filing.

We note in your response and the disclosures included in Note 5, on page F-15 that now you have assigned the entire purchase price of NuScribe to "Technology and Medical Software". Please refer to your response to comments included 19 and 65 included in your response letters dated March 18, 2008 and February 1, 2008, respectively.   As indicated in your prior responses, you had indicated that the Company did not acquire any material identifiable tangible or intangible assets. In order for us to understand your revised disclosures and accounting, please provide us with a detailed analysis of how you concluded that the entire purchase price of Nuscribe should be allocated to "Technology and Medical Software" and your basis under EITF 00-2 or other relevant accounting literature supporting your conclusions. Also, disclose the methodology used to determine the fair value and other sources of relevant information such as valuation reports together with the significant assumptions.

- Please tell us how the allocation of the entire purchase price to Technology and Medical Software met the requirements of the "Separability" criteria as indicated in paragraphs 39, A14 and A26 of SFAS 141- Business Combination.

- Please provide us with your analysis to support that there was no impairment loss in value of the Technological and Medical Software development costs as at June 30, 2007 and December 31, 2007. Your response should address how you met the requirements of paragraph 15 of SFAS 142 and paragraphs 7-24 of SFAS 144.

Form 10-Q for the period ended March 31, 2008

3. Please revise the filing on Form 10-Q to address the comments written above, as applicable.

* * * *

Mr. Fred Zolla, Chief Executive Officer

Please amend your registration statement or respond to the comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Collin Webster, Attorney-Advisor, at (202) 551-3522 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile 301.230.2891
       Scott Museles, Esq.